EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months ended March 31, 2012	Year ended December 31,
		2011	2010	2009	2008	2007
		(in £ millions)

Earnings:
Pretax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	1,869	7,683	3,076	7,827	6,611	7,402

Add: fixed charges	247	850	883	842	895	498
Add: distributed income of income from equity investees	29	25	18	17	12	12
Less: preference security dividend	—	—	—	—	—	—

Less: minority interest in pre-tax income (1)(2)	7	4	12	4	6	3

Total earnings	2,138	8,554	3,965	8,682	7,512	7,909

Fixed charges:
Interest expense	234	799	831	783	843	453

Interest within rental expense (1/3 of rentals) (3)(4)	13	51	52	59	52	45
Preference security dividend (2)	—	—	—	—	—	—

Total fixed charges	247	850	883	842	895	498

Ratio of Earnings to Fixed Charges	8.7	10.1	4.5	10.3	8.4	15.9

(1)	Minority interest, excluding those having fixed charges.
(2)	Grossed up at effective tax rate of 26.02%, 29.10%, 41.31%, 28.16%, 29.24%, 28.74%, for the three months ended March 31, 2012 and years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.
(3)	The interest factor element of the operating lease rental expense included within the ratio of earnings to fixed charges for the three months ended March 31, 2012 has been calculated pro-rata based on the full year 2011 charge.
(4)	Management believes that one-third of rental expense represents a reasonable approximation of the interest factor.